UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: November 5, 2012
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Street Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition**

On November 5, 2012, Integrys Energy Group, Inc. will issue a news release reporting its financial results for the quarter and year ended September 30, 2012. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on November 6, 2012, to discuss the 2012 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   **Financial Statements and Exhibits.**

> (a)   Not applicable.
>
> (b)   Not applicable.
>
> (c)   Not applicable.
>
> (d)   <u>Exhibits</u>. The following exhibit is being filed herewith:
>
>> 99.1   News Release dated November 5, 2012, reporting Integrys Energy Group, Inc. financial results for the quarter and year ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President and Chief Financial Officer

Date: November 5, 2012

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated November 5, 2012

Exhibit
Number

99.1   News Release dated November 5, 2012, reporting Integrys Energy Group, Inc. financial results for the quarter and year ended September 30, 2012.



Integrys Energy Group, Inc.

Third Quarter 2012 Earnings

Released November 5, 2012

Contents



Integrys Energy Group, Inc.

NEWS RELEASE

For Immediate Release
November 5, 2012

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group, Inc. Reports Improved Third Quarter 2012 Earnings

Guidance for 2012 Earnings Per Share – Adjusted up 7% Due to Decreased Operating Expenses

Chicago – November 5, 2012 – Integrys Energy Group, Inc. (NYSE: TEG) recognized earnings on a Generally Accepted Accounting Principles (GAAP) basis and an adjusted basis as follows:

	Quarter Ended September 30		Nine Months Ended September 30	
	2012	2011	2012	2011
GAAP earnings (millions)	$65.7	$36.9	$213.4	$188.7
GAAP diluted earnings per share	$0.83	$0.47	$2.69	$2.39
Adjusted earnings (millions) *	$43.1	$33.2	$187.7	$187.5
Diluted earnings per share – adjusted *	$0.55	$0.42	$2.37	$2.38

Adjusted earnings exclude the effects of certain items that are not comparable from one period to the next.

Third Quarter Results

Earnings were up this quarter compared with the same quarter last year on both a GAAP basis and an adjusted basis. Rate increases effective in January 2012 at The Peoples Gas Light and Coke Company, North Shore Gas Company, and Upper Peninsula Power Company drove the increase in adjusted earnings. In addition, maintenance expense at the electric utilities was down quarter over quarter, mainly due to fewer storms in their service territories.

* This news release includes non-GAAP financial measures. Schedules that provide details on these measures and reconcile these measures to the most comparable GAAP figures are included with this news release.

Partially offsetting the increase in adjusted earnings was the impact of lower sales volumes at the natural gas utilities due to lower use per residential customer in the third quarter of 2012. In addition, wholesale electric utility sales volumes were down.

Weather did not have a significant impact on quarter-over-quarter adjusted earnings.

"I am extremely pleased with the strong adjusted financial results in the third quarter of 2012," said Charles A. Schrock, Chairman, President and Chief Executive Officer of Integrys Energy Group. "Continued cost control efforts by our employees contributed to the increase in our guidance for 2012 diluted earnings per share – adjusted."

EARNINGS FORECAST

Integrys Energy Group's guidance range for 2012 diluted earnings per share on a GAAP basis was increased to between $3.19 and $3.37. This guidance assumes continued operational improvements, the availability of generation units, and normal weather conditions for the rest of 2012. The company's guidance range for 2012 diluted earnings per share – adjusted was increased to between $3.22 and $3.38. Integrys Energy Group is not estimating the impact of derivative and inventory fair value accounting activities for 2012.

SUPPLEMENTAL DATA PACKAGE

A supplemental data package has been posted on Integrys Energy Group's website. It includes this news release, as well as financial statements, non-GAAP financial information, guidance information for diluted earnings per share, and quarterly financial information by reportable segment.

CONFERENCE CALL

An earnings conference call is scheduled for 8 a.m. Central time on Tuesday, November 6, 2012. The call can be accessed 15 minutes prior to the scheduled start time by dialing 888-788-9425. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. A replay of the conference call will be available through February 26, 2013, by dialing 800-513-1175.

Investors may also listen to the live conference or a replay on Integrys Energy Group's website at http://www.integrysgroup.com/investor/presentations.aspx.

PowerPoint slides will be posted on the website and will be referred to within the prepared remarks during the call. The slides will be available at 6 a.m. Central time on November 6.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group makes statements concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions, but rather are subject to numerous management assumptions, risks, and uncertainties. Therefore, actual results may differ materially from those expressed or implied by these statements. Although Integrys Energy Group believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that such statements will prove correct.

Forward-looking statements involve a number of risks and uncertainties. Some risks that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of Integrys Energy Group's Annual Report on Form 10-K for the year ended December 31, 2011, as may be amended or supplemented in Part II, Item IA of its subsequently filed Quarterly Reports on Form 10-Q, and those identified below.

- The timing and resolution of rate cases and related negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting the regulated businesses;
- Federal and state legislative and regulatory changes relating to the environment, including climate change and other environmental regulations impacting coal-fired generation facilities and renewable energy standards;
- Other federal and state legislative and regulatory changes, including deregulation and restructuring of the electric and natural gas utility industries, financial reform, health care reform, energy efficiency mandates, reliability standards, pipeline integrity and safety standards, and changes in tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject;
- Costs and effects of litigation and administrative proceedings, settlements, investigations, and claims, including manufactured gas plant site cleanup, third-party intervention in permitting and licensing projects, compliance with Clean Air Act requirements at generation plants, and prudence and reconciliation of costs recovered in revenues through automatic gas cost recovery mechanisms;
- Changes in credit ratings and interest rates caused by volatility in the financial markets and actions of rating agencies and their impact on Integrys Energy Group's and its subsidiaries' liquidity and financing efforts;
- The risks associated with changing commodity prices, particularly natural gas and electricity, and the available sources of fuel, natural gas, and purchased power, including

their impact on margins, working capital, and liquidity requirements;

- The timing and outcome of any audits, disputes, and other proceedings related to taxes;
- The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;
- The ability to retain market-based rate authority;
- The risk associated with the value of goodwill or other intangible assets and their possible impairment;
- The investment performance of employee benefit plan assets and related actuarial assumptions, which impact future funding requirements;
- The impact of unplanned facility outages;
- Changes in technology, particularly with respect to new, developing, or alternative sources of generation;
- The effects of political developments, as well as changes in economic conditions and the related impact on customer use, customer growth, and the ability to adequately forecast energy use for all of Integrys Energy Group's customers;
- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;
- The risk of terrorism or cyber security attacks, including the associated costs to protect assets and respond to such events;
- The risk of failure to maintain the security of personally identifiable information, including the associated costs to notify affected persons and to mitigate their information security concerns;
- The effectiveness of risk management strategies, the use of financial and derivative instruments, and the related recovery of these costs from customers in rates;
- The risk of financial loss, including increases in bad debt expense, associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Unusual weather and other natural phenomena, including related economic, operational, and/or other ancillary effects of any such events;
- The ability to use tax credit and loss carryforwards;
- The financial performance of American Transmission Company and its corresponding contribution to Integrys Energy Group's earnings;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in reports Integrys Energy Group files with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, Integrys Energy Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified energy holding company with regulated natural gas and electric utility operations (serving customers in Illinois, Michigan, Minnesota, and Wisconsin), an approximate 34% equity ownership interest in American Transmission Company (a federally regulated electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois), and nonregulated energy operations.

More information is available at www.integrysgroup.com.

- Unaudited Financial Statements to Follow -

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended September 30		Nine Months Ended September 30	
(Millions, except per share data)	2012	2011	2012	2011
Utility revenues	$582.3	$596.2	$2,116.9	$2,435.7
Nonregulated revenues	345.3	338.2	898.6	1,130.1
Total revenues	927.6	934.4	3,015.5	3,565.8
Utility cost of fuel, natural gas, and purchased power	228.2	245.7	926.4	1,211.6
Nonregulated cost of sales	263.9	292.8	730.4	985.1
Operating and maintenance expense	240.6	240.3	749.1	760.4
Depreciation and amortization expense	62.9	61.8	187.7	185.3
Taxes other than income taxes	23.8	23.5	74.0	73.5
Operating income	108.2	70.3	347.9	349.9
Earnings from equity method investments	22.2	19.9	65.5	59.6
Miscellaneous income	3.1	1.0	7.2	4.1
Interest expense	(29.9)	(31.3)	(90.0)	(98.0)
Other expense	(4.6)	(10.4)	(17.3)	(34.3)
Income before taxes	103.6	59.9	330.6	315.6
Provision for income taxes	29.4	22.5	106.3	121.7
Net income from continuing operations	74.2	37.4	224.3	193.9
Discontinued operations, net of tax	(7.9)	0.2	(8.7)	(2.9)
Net income	66.3	37.6	215.6	191.0
Preferred stock dividends of subsidiary	(0.7)	(0.7)	(2.3)	(2.3)
Noncontrolling interest in subsidiaries	0.1	-	0.1	-
Net income attributed to common shareholders	$ 65.7	$ 36.9	$ 213.4	$ 188.7
Average shares of common stock				
Basic	78.5	78.7	78.5	78.6
Diluted	79.3	79.2	79.3	78.9
Earnings (loss) per common share (basic)				
Net income from continuing operations	$0.94	$0.47	$2.83	$2.44
Discontinued operations, net of tax	(0.10)	-	(0.11)	(0.04)
Earnings per common share (basic)	$0.84	$0.47	$2.72	$2.40
Earnings (loss) per common share (diluted)				
Net income from continuing operations	$0.93	$0.47	$2.80	$2.43
Discontinued operations, net of tax	(0.10)	-	(0.11)	(0.04)
Earnings per common share (diluted)	$0.83	$0.47	$2.69	$2.39
Dividends per common share declared	$0.68	$0.68	$2.04	$2.04

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)	Three Months Ended September 30		Nine Months Ended September 30	
(Millions)	2012	2011	2012	2011
Net income	**$66.3**	$37.6	**$215.6**	$191.0
Other comprehensive income, net of tax:				
Cash flow hedges				
Unrealized net gains (losses) arising during period, net of tax of $0.1 million, $ - million,				
$(0.1) million, and $1.2 million, respectively	**0.1**	(0.4)	**(0.1)**	1.5
Reclassification of net losses to net income, net of tax of $1.0 million, $0.6 million,				
$2.6 million, and $3.4 million, respectively	**1.6**	1.3	**4.1**	5.4
Cash flow hedges, net	**1.7**	0.9	**4.0**	6.9
Defined benefit pension plans				
Amortization of pension and other postretirement benefit costs included in net periodic benefit cost,				
net of tax of $0.2 million, $0.2 million, $0.7 million, and $0.4 million, respectively	**0.4**	0.2	**1.1**	0.7
Other comprehensive income, net of tax	**2.1**	1.1	**5.1**	7.6
Comprehensive income	**68.4**	38.7	**220.7**	198.6
Preferred stock dividends of subsidiary	**(0.7)**	(0.7)	**(2.3)**	(2.3)
Noncontrolling interest in subsidiaries	**0.1**	-	**0.1**	-
Comprehensive income attributed to common shareholders	**$67.8**	$38.0	**$218.5**	$196.3

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	September 30	December 31
(Millions)	2012	2011
Assets		
Cash and cash equivalents	$ 18.1	$ 28.1
Collateral on deposit	51.6	50.9
Accounts receivable and accrued unbilled revenues, net of reserves of $42.0 and $47.1, respectively	484.6	737.7
Inventories	320.7	298.0
Assets from risk management activities	158.3	227.2
Regulatory assets	117.6	125.1
Assets held for sale	13.0	26.1
Deferred income taxes	102.7	94.2
Prepaid taxes	129.9	209.6
Other current assets	23.1	29.0
Current assets	**1,419.6**	**1,825.9**
Property, plant, and equipment, net of accumulated depreciation of $3,120.0 and $3,006.9, respectively	5,473.0	5,177.8
Regulatory assets	1,621.2	1,658.5
Assets from risk management activities	42.7	64.4
Equity method investments	506.7	476.3
Goodwill	658.3	658.4
Other long-term assets	122.8	121.9
Total assets	**$9,844.3**	**$9,983.2**
Liabilities and Equity		
Short-term debt	$ 410.3	$ 303.3
Current portion of long-term debt	387.0	250.0
Accounts payable	368.1	426.6
Liabilities from risk management activities	192.9	311.5
Accrued taxes	45.5	70.5
Regulatory liabilities	80.3	67.5
Liabilities held for sale	27.4	27.3
Other current liabilities	243.7	217.0
Current liabilities	**1,755.2**	**1,673.7**
Long-term debt	1,708.1	1,845.0
Deferred income taxes	1,176.9	1,070.7
Deferred investment tax credits	47.6	44.0
Regulatory liabilities	354.2	332.5
Environmental remediation liabilities	594.9	615.1
Pension and other postretirement benefit obligations	530.5	749.3
Liabilities from risk management activities	61.2	102.0
Asset retirement obligations	413.5	397.2
Other long-term liabilities	139.3	141.1
Long-term liabilities	**5,026.2**	**5,296.9**
Commitments and contingencies		
Common stock - $1 par value; 200,000,000 shares authorized; 78,287,906 shares issued; 77,907,270 shares outstanding	78.3	78.3
Additional paid-in capital	2,571.5	2,579.1
Retained earnings	417.0	363.6
Accumulated other comprehensive loss	(37.4)	(42.5)
Shares in deferred compensation trust	(17.6)	(17.1)
Total common shareholders' equity	**3,011.8**	**2,961.4**
Preferred stock of subsidiary - $100 par value; 1,000,000 shares authorized; 511,882 shares issued; 510,495 shares outstanding	51.1	51.1
Noncontrolling interest in subsidiaries	-	0.1
Total liabilities and equity	**$9,844.3**	**$9,983.2**

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Nine Months Ended September 30	
(Millions)	2012	2011
Operating Activities		
Net income	**$215.6**	$191.0
Adjustments to reconcile net income to net cash provided by operating activities		
Discontinued operations, net of tax	**8.7**	2.9
Depreciation and amortization expense	**187.7**	185.3
Recoveries and refunds of regulatory assets and liabilities	**12.6**	42.8
Net unrealized gains on energy contracts	**(42.8)**	(18.9)
Bad debt expense	**19.3**	27.3
Pension and other postretirement expense	**46.7**	54.1
Pension and other postretirement contributions	**(247.8)**	(109.7)
Deferred income taxes and investment tax credits	**86.8**	155.9
Equity income, net of dividends	**(13.4)**	(11.2)
Other	**32.9**	24.7
Changes in working capital		
Collateral on deposit	**(1.1)**	(9.8)
Accounts receivable and accrued unbilled revenues	**232.6**	295.5
Inventories	**(20.9)**	(71.4)
Other current assets	**66.9**	16.3
Accounts payable	**(45.1)**	(56.3)
Other current liabilities	**5.7**	(83.8)
Net cash provided by operating activities	**544.4**	634.7
Investing Activities		
Capital expenditures	**(437.8)**	(203.2)
Capital contributions to equity method investments	**(24.0)**	(25.6)
Acquisition of compressed natural gas fueling companies, net of cash acquired	**1.3**	(42.6)
Other	**11.7**	4.8
Net cash used for investing activities	**(448.8)**	(266.6)
Financing Activities		
Short-term debt, net	**107.0**	240.2
Repayment of notes payable	**-**	(10.0)
Issuance of long-term debt	**28.0**	-
Repayment of long-term debt	**(28.2)**	(556.2)
Proceeds from stock option exercises	**54.9**	8.0
Shares purchased for stock-based compensation	**(85.1)**	(10.9)
Payment of dividends		
Preferred stock of subsidiary	**(2.3)**	(2.3)
Common stock	**(159.0)**	(153.4)
Payments made on derivative contracts related to divestitures classified as financing activities	**(27.9)**	(29.3)
Other	**0.5**	(3.5)
Net cash used for financing activities	**(112.1)**	(517.4)
Change in cash and cash equivalents - continuing operations	**(16.5)**	(149.3)
Change in cash and cash equivalents - discontinued operations		
Net cash provided by (used for) operating activities	**6.6**	(1.2)
Net cash used for investing activities	**(0.1)**	(0.9)
Net cash used for financing activities	**-**	(0.3)
Net change in cash and cash equivalents	**(10.0)**	(151.7)
Cash and cash equivalents at beginning of period	**28.1**	179.0
Cash and cash equivalents at end of period	**$ 18.1**	$ 27.3

Integrys Energy Group, Inc.

Diluted Earnings Per Share – Adjusted
and Weather Impacts

Diluted Earnings Per Share Information (Non-GAAP Information)

We prepare financial statements in accordance with accounting principles generally accepted in the United States (GAAP). In addition, we disclose and discuss diluted earnings per share (EPS) – adjusted and adjusted earnings (loss), which are non-GAAP measures. Management uses these measures in its internal performance reporting and for reports to the Board of Directors. We disclose these measures in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS – adjusted and adjusted earnings (loss) are useful measures for providing investors with additional insight into our operating performance. These measures allow investors to better compare our financial results from period to period, as they eliminate the effects of certain items that are not comparable. This additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP. Tax impacts are calculated using the applicable combined federal and state statutory rate modified for any attributable permanent tax effect and/or tax credit.

	Three Months Ended September 30		Nine Months Ended September 30	
	2012	**2011**	**2012**	**2011**
Diluted EPS	**$0.83**	$0.47	**$2.69**	$2.39
Special Items (net of taxes):				
Net noncash gains related to derivative and inventory accounting activities	**(0.31)**	(0.05)	**(0.36)**	(0.14)
Tax expense (benefit) at the regulated utility segments related to health care reform legislation	**(0.07)**	-	**(0.07)**	0.02
Discontinued operations	**0.10**	-	**0.11**	0.04
Tax expense resulting from Michigan law change	-	-	-	0.05
Restructuring expense	-	-	-	0.02
Diluted EPS – adjusted	**$0.55**	$0.42	**$2.37**	$2.38
Average Shares of Common Stock – Diluted *(in millions)*	**79.3**	79.2	**79.3**	78.9

Weather Impacts (Compared to Normal, Net of Decoupling)

Dollar Impacts, net of taxes *(Millions)*	Three Months Ended September 30		Nine Months Ended September 30	
	2012	**2011**	**2012**	**2011**
Natural Gas Utility Segment	**$0.2** [1]	$0.4	**$(22.1)** [2]	$2.5
Electric Utility Segment	**-**	-	**(2.3)**	(0.1)
Integrys Energy Services – Core	**-**	-	**(2.2)**	0.8
Total	**$0.2**	$0.4	**$(26.6)**	$3.2

[1] Reflects the $0.8 million after-tax impact of a reduction in reserves against regulatory assets at Peoples Gas and North Shore Gas related to permanent decoupling mechanisms.
[2] Reflects the $8.9 million after-tax impact of an increase in reserves against regulatory assets at Peoples Gas and North Shore Gas related to permanent decoupling mechanisms.

Diluted EPS Impacts, net of taxes	Three Months Ended September 30		Nine Months Ended September 30	
	2012	**2011**	**2012**	**2011**
Natural Gas Utility Segment	**$ -** [1]	$0.01	**$(0.28)** [2]	$0.03
Electric Utility Segment	**-**	-	**(0.03)**	-
Integrys Energy Services – Core	**-**	-	**(0.03)**	0.01
Total	**$ -**	$0.01	**$(0.34)**	$0.04

[1] Reflects the $0.01 after-tax impact of a reduction in reserves against regulatory assets at Peoples Gas and North Shore Gas related to permanent decoupling mechanisms.
[2] Reflects the $0.11 after-tax impact of an increase in reserves against regulatory assets at Peoples Gas and North Shore Gas related to permanent decoupling mechanisms.

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Net income (loss) attributed to common shareholders is adjusted by reportable segment for the financial impact of special items for the quarters ended September 30, 2012 and 2011.

September 30, 2012 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$(14.0)	$47.2	$13.4	$7.6	$16.6	$(5.1)	$65.7
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities	(0.1)	-	-	-	(24.5)	-	(24.6)
Reversal of tax expense related to health care reform legislation	(1.2)	(4.7)	-	-	-	-	(5.9)
Discontinued operations	-	-	-	-	7.9	-	7.9
Adjusted earnings (loss)	$(15.3)	$42.5	$13.4	$7.6	$ -	$(5.1)	$43.1

September 30, 2011 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$(20.0)	$39.5	$12.2	$6.9	$4.0	$(5.7)	$36.9
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(3.8)	-	(3.8)
Tax expense related to health care reform legislation	0.1	-	-	-	-	-	0.1
Discontinued operations	-	-	-	-	(0.2)	-	(0.2)
Tax expense (benefit) resulting from Michigan law change	-	-	(0.2)	-	-	0.4	0.2
Adjusted earnings (loss)	$(19.9)	$39.5	$12.0	$6.9	$ -	$(5.3)	$33.2

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Diluted earnings per share is adjusted by reportable segment for the financial impact of special items on diluted earnings per share for the quarters ended September 30, 2012 and 2011.

September 30, 2012	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$(0.18)	$0.60	$0.17	$0.09	$0.21	$(0.06)	$0.83
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities	-	-	-	-	(0.31)	-	(0.31)
Reversal of tax expense related to health care reform legislation	(0.01)	(0.06)	-	-	-	-	(0.07)
Discontinued operations	-	-	-	-	0.10	-	0.10
Diluted EPS – adjusted	$(0.19)	$0.54	$0.17	$0.09	$ -	$(0.06)	$0.55

September 30, 2011	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$(0.25)	$0.50	$0.15	$0.09	$0.05	$(0.07)	$0.47
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(0.05)	-	(0.05)
Tax expense related to health care reform legislation	-	-	-	-	-	-	-
Discontinued operations	-	-	-	-	-	-	-
Tax expense (benefit) resulting from Michigan law change	-	-	-	-	-	-	-
Diluted EPS – adjusted	$(0.25)	$0.50	$0.15	$0.09	$ -	$(0.07)	$0.42

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Net income (loss) attributed to common shareholders is adjusted by reportable segment for the financial impact of special items for the nine months ended September 30, 2012 and 2011.

September 30, 2012 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$53.4	$92.4	$39.8	$17.2	$17.8	$(7.2)	$213.4
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities	(0.2)	-	-	-	(28.3)	-	(28.5)
Reversal of tax expense related to health care reform legislation	(1.2)	(4.7)	-	-	-	-	(5.9)
Discontinued operations	-	-	-	-	10.5	(1.8)	8.7
Adjusted earnings (loss)	$52.0	$87.7	$39.8	$17.2	$ -	$(9.0)	$187.7

September 30, 2011 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$58.4	$82.8	$35.6	$20.5	$7.2	$(15.8)	$188.7
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(11.2)	-	(11.2)
Tax expense (benefit) related to health care reform legislation	0.4	1.3	-	-	-	(0.1)	1.6
Discontinued operations	-	-	-	-	2.0	0.9	2.9
Tax expense (benefit) resulting from Michigan law change	(0.8)	-	0.2	-	1.0	4.0	4.4
Restructuring expense	-	0.1	-	-	1.1	-	1.2
Net gain on disposition related to Integrys Energy Services' strategy change	-	-	-	-	(0.1)	-	(0.1)
Adjusted earnings (loss)	$58.0	$84.2	$35.8	$20.5	$ -	$ (11.0)	$187.5

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Diluted earnings per share is adjusted by reportable segment for the financial impact of special items on diluted earnings per share for the nine months ended September 30, 2012 and 2011.

September 30, 2012	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$0.67	$1.17	$0.50	$0.21	$0.23	$(0.09)	$2.69
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities	-	-	-	-	(0.36)	-	(0.36)
Reversal of tax expense related to health care reform legislation	(0.01)	(0.06)	-	-	-	-	(0.07)
Discontinued operations	-	-	-	-	0.13	(0.02)	0.11
Diluted EPS – adjusted	$0.66	$1.11	$0.50	$0.21	$ -	$(0.11)	$2.37

September 30, 2011	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$0.74	$1.05	$0.45	$0.27	$0.08	$(0.20)	$2.39
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(0.14)	-	(0.14)
Tax expense (benefit) related to health care reform legislation	-	0.02	-	-	-	-	0.02
Discontinued operations	-	-	-	-	0.03	0.01	0.04
Tax expense (benefit) resulting from Michigan law change	(0.01)	-	-	-	0.01	0.05	0.05
Restructuring expense	-	-	-	-	0.02	-	0.02
Net gain on disposition related to Integrys energy Services' strategy change	-	-	-	-	-	-	-
Diluted EPS – adjusted	$0.73	$1.07	$0.45	$0.27	$ -	$(0.14)	$2.38

Non-GAAP Adjusted Earnings Variance Drivers - By Segment
Quarter Ended September 30, 2012
(Millions)

ADJUSTED EARNINGS FOR QUARTER ENDED SEPTEMBER 30, 2011	**$33.2**

Variance Driver by Segment	Variance	
Natural Gas Utility		
Net increase in margins due to rate orders	$7.1	
Net decrease in sales volumes, driven by lower use per residential customer	(2.2)	
Increase in operating expenses driven by an increase in natural gas distribution costs	(1.0)	
Other	0.7	
		4.6
Electric Utility		
Decrease in maintenance expense due to fewer storms	$1.4	
Tax adjustments required by GAAP to ensure the year-to-date interim effective tax rate reflects the projected annual effective tax rate	1.1	
Increase in margins due to the electric rate increase at Upper Peninsula Power Company	1.0	
Reversal of the write-off of Upper Peninsula Power Company's net regulatory asset related to decoupling	0.9	
Decrease in wholesale margins driven by lower sales volumes	(1.5)	
Other	0.1	
		3.0
Electric Transmission Investment		
Increase in earnings from investment		1.4
Integrys Energy Services		
Tax rate differences, driven by adjustments required by GAAP to ensure the year-to-date interim effective tax rate reflects the projected annual effective tax rate	$2.5	
Increase in operating expenses, due in part to an increase in professional fees primarily related to the expansion of the residential and small commercial customer segment	(1.9)	
Other	0.1	
		0.7
Holding Company and Other		0.2
ADJUSTED EARNINGS FOR QUARTER ENDED SEPTEMBER 30, 2012		**$43.1**

Non-GAAP Adjusted Earnings Variance Drivers - By Segment
Nine Months Ended September 30, 2012
(Millions)

ADJUSTED EARNINGS FOR NINE MONTHS ENDED SEPTEMBER 30, 2011	**$187.5**

Variance Driver by Segment	Variance	
Natural Gas Utility		
Decrease in sales volumes, primarily driven by warmer weather, net of decoupling	$(22.1)	
Increase in operating expenses driven by an increase in natural gas distribution costs	(4.5)	
Net increase in margins due to rate orders	20.2	
Other	0.4	
		(6.0
Electric Utility		
Decrease in interest expense, driven by the repayment of long-term debt in 2011	$3.7	
Decrease in operating expenses, driven by fewer planned plant outages	2.7	
Increase in margins due to the electric rate increase at Upper Peninsula Power Company	2.2	
Decrease in wholesale margins driven by lower sales volumes	(3.2)	
Decrease in margins due to the 2012 Wisconsin Public Service Corporation rate case re-opener	(2.3)	
Other	0.4	
		3.5
Electric Transmission Investment		
Increase in earnings from investment		4.0
Integrys Energy Services		
Decrease in realized retail electric margins, driven by the expiration of several large, lower margin contracts in 2011, and competitive pressure on per-unit margins.	$(3.1)	
Decrease in realized energy asset margins, driven by the expiration of a long-term capacity contract related to the Combined Locks Energy Center in the fourth quarter of 2011	(2.0)	
Tax rate differences, driven by tax adjustments required by GAAP to ensure the year-to-date interim effective tax rate reflects the projected annual effective tax rate	2.1	
Other	(0.3)	
		(3.3
Holding Company and Other		2.0
ADJUSTED EARNINGS FOR NINE MONTHS ENDED SEPTEMBER 30, 2012		**$187.7**

Integrys Energy Group, Inc.

Diluted Earnings Per Share Guidance Information

2012 Diluted EPS Guidance	Potential 2012	
	Low Scenario	**High Scenario**
Regulated natural gas utility segment	$1.21	$1.27
Regulated electric utility segment	1.32	1.34
Electric transmission investment segment	0.67	0.67
Integrys Energy Services		
Core	0.25	0.30
Other – Discontinued Operations	(0.12)	(0.10)
Holding company and other segment	(0.14)	(0.11)
Diluted EPS	**$3.19**	**$ 3.37**
Average Shares of Common Stock – Diluted *(in millions)*	**79.3**	**79.3**

Information on Special Items:
Diluted earnings per share guidance is adjusted for special items and their financial impact on the diluted earnings per share guidance for 2012.

Diluted EPS

	$3.19	**$3.37**
<u>Special Items (net of taxes)</u>		
Reversal of tax expense at the regulated utility segments related to health care reform legislation	(0.07)	(0.07)
Discontinued operations	0.10	0.08
Diluted EPS – Adjusted	**$3.22**	**$3.38**
Average Shares of Common Stock – Diluted *(in millions)*	**79.3**	**79.3**

Key Assumptions for 2012:
- Continued operational improvements
- Availability of generation units
- Normal weather conditions for the rest of the year
- Not estimating the impact of derivative and inventory fair value accounting activities

Integrys Energy Group, Inc.
Supplemental Quarterly Financial Highlights
(millions, except per share amounts)

	2011					2012			
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	3rd Qtr	Year-to-Date
Regulated Natural Gas Utility Segment									
Revenues	$ 853.4	$ 364.0	$ 239.3	$ 541.3	$ 1,998.0	$ 665.7	$ 253.7	$ 220.0	$ 1,139.4
year-over-year change	-7.9%	22.6%	2.1%	-9.7%	-2.9%	-22.0%	-30.3%	-8.1%	-21.8%
Purchased natural gas costs	531.1	180.6	99.6	290.1	1,101.4	346.5	92.7	71.9	511.1
Margins	$ 322.3	$ 183.4	$ 139.7	$ 251.2	$ 896.6	$ 319.2	$ 161.0	$ 148.1	$ 628.3
year-over-year change	0.9%	4.3%	-3.7%	-5.2%	-1.0%	-1.0%	-12.2%	6.0%	-2.6%
margins/revenues	37.8%	50.4%	58.4%	46.4%	44.9%	47.9%	63.5%	67.3%	55.1%
Operating and maintenance expense	139.8	130.8	121.1	131.9	523.6	135.3	127.0	119.7	382.0
Depreciation and amortization expense	31.2	31.3	31.7	31.9	126.1	32.4	32.7	33.2	98.3
Taxes other than income taxes	9.4	8.2	8.7	9.3	35.6	9.5	8.6	9.0	27.1
Operating income (loss)	141.9	13.1	(21.8)	78.1	211.3	142.0	(7.3)	(13.8)	120.9
year-over-year change	2.0%	35.1%	-24.8%	-0.1%	6.7%	0.1%	N/M [1]	-36.7%	-9.2%
Net income (loss) attributed to common shareholders	$ 77.2	$ 1.2	$ (20.0)	$ 44.9	$ 103.3	$ 78.6	$ (11.2)	$ (14.0)	$ 53.4
Total throughput in therms	1,693.5	678.6	454.5	1,042.8	3,869.4	1,372.3	601.8	462.3	2,436.4
year-over-year change	7.1%	27.8%	0.7%	-10.8%	3.6%	-19.0%	-11.3%	1.7%	-13.8%
Retail throughput in therms									
Residential	782.4	228.6	95.6	434.9	1,541.5	606.4	171.0	87.2	864.6
Commercial and industrial	238.4	67.0	37.1	127.0	469.5	183.4	51.0	36.3	270.7
Other	21.5	12.2	12.0	15.6	61.3	18.7	14.2	23.3	56.2
Total retail throughput in therms	1,042.3	307.8	144.7	577.5	2,072.3	808.5	236.2	146.8	1,191.5
Transport throughput in therms									
Residential	114.5	39.5	16.6	66.8	237.4	87.1	31.3	15.8	134.2
Commercial and industrial	536.7	331.3	293.2	398.5	1,559.7	476.7	334.3	299.7	1,110.7
Total transport throughput in therms	651.2	370.8	309.8	465.3	1,797.1	563.8	365.6	315.5	1,244.9
Regulated Electric Utility Segment									
Revenues	$ 322.6	$ 315.4	$ 367.5	$ 301.8	$ 1,307.3	$ 307.0	$ 311.8	$ 366.8	$ 985.6
year-over-year change	-3.7%	-1.7%	-1.9%	-2.2%	-2.4%	-4.8%	-1.1%	-0.2%	-2.0%
Fuel and purchased power costs	137.8	133.6	157.5	117.4	546.3	127.5	135.5	160.9	423.9
Margins	$ 184.8	$ 181.8	$ 210.0	$ 184.4	$ 761.0	$ 179.5	$ 176.3	$ 205.9	$ 561.7
year-over-year change	-5.0%	-1.4%	-4.6%	4.7%	-1.8%	-2.9%	-3.0%	-2.0%	-2.6%
margins/revenues	57.3%	57.6%	57.1%	61.1%	58.2%	58.5%	56.5%	56.1%	57.0%
Operating and maintenance expense	101.0	106.5	102.7	111.3	421.5	100.3	99.8	96.6	296.7
Restructuring expense	0.2	-	-	-	0.2	-	-	-	-
Depreciation and amortization expense	22.1	22.0	22.0	22.4	88.5	22.0	22.1	22.3	66.4
Taxes other than income taxes	12.3	12.0	11.9	11.4	47.6	12.9	11.7	11.7	36.3
Operating income	49.2	41.3	73.4	39.3	203.2	44.3	42.7	75.3	162.3
year-over-year change	-11.2%	-19.2%	-9.4%	29.7%	-6.7%	-10.0%	3.4%	2.6%	-1.0%
Net income attributed to common shareholders	$ 25.1	$ 18.2	$ 39.5	$ 17.7	$ 100.5	$ 24.3	$ 20.9	$ 47.2	$ 92.4
Sales in kilowatt-hours	3,940.7	3,922.4	4,424.1	3,664.5	15,951.7	3,897.4	4,059.3	4,768.6	12,725.3
year-over-year change	-2.5%	-3.4%	-1.6%	-8.2%	-3.8%	-1.1%	3.5%	7.8%	3.6%
Residential	814.3	685.2	882.4	753.7	3,135.6	775.2	687.4	897.2	2,359.8
Commercial and industrial	2,053.2	2,093.4	2,275.9	2,098.4	8,520.9	2,087.8	2,137.2	2,275.4	6,500.4
Wholesale	1,062.2	1,136.0	1,257.4	801.2	4,256.8	1,023.5	1,227.1	1,587.7	3,838.3
Other	11.0	7.8	8.4	11.2	38.4	10.9	7.6	8.3	26.8
Electric Transmission Investment Segment									
American Transmission Company (ATC)									
Equity contributions to ATC	$ 3.4	$ 2.5	$ 2.6	$ -	$ 8.5	$ 3.4	$ 5.1	$ 8.5	$ 17.0
After-tax equity earnings recognized from ATC	11.4	12.0	12.2	12.2	47.8	13.3	13.1	13.4	39.8

Notes:

[1] Not meaningful

Integrys Energy Group, Inc.
Supplemental Quarterly Financial Highlights
(millions, except Integrys Energy Services' natural gas sales volumes)

	2011					2012			
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	3rd Qtr	Year-to-Date
Nonregulated Segment - Integrys Energy Services									
Nonregulated revenues	$ 451.2	$ 334.1	$ 333.1	$ 262.6	$ 1,381.0	$ 270.0	$ 269.1	$ 335.5	$ 874.6
Nonregulated cost of fuel, natural gas, and purchased power	400.8	288.7	289.7	288.1	1,267.3	270.4	189.0	258.7	718.1
Margins	$ 50.4	$ 45.4	$ 43.4	$ (25.5)	$ 113.7	$ (0.4)	$ 80.1	$ 76.8	$ 156.5
Margin Detail:									
- Electric and other margins	34.7	36.7	41.5	(23.7)	89.2	(23.7)	67.5	72.5	116.3
- Natural gas margins	15.7	8.7	1.9	(1.8)	24.5	23.3	12.6	4.3	40.2
Margins	50.4	45.4	43.4	(25.5)	113.7	(0.4)	80.1	76.8	156.5
Retail Electric Realized Unit Margins	$ 6.88	$ 8.01	$ 7.79	$ 9.08	$ 7.93	$ 5.79	$ 7.23	$ 6.78	$ 6.63
Retail Natural Gas Realized Unit Margins	$ 0.48	$ 0.29	$ 0.23	$ 0.42	$ 0.39	$ 0.54	$ 0.25	$ 0.19	$ 0.38
Operating and maintenance expense	29.5	25.4	22.7	22.2	99.8	27.7	24.9	25.8	78.4
Restructuring expense	1.0	0.8	-	-	1.8	-	-	-	-
Impairment losses on property, plant, and equipment	-	-	-	4.6	4.6	-	-	-	-
Net gain on Integrys Energy Services dispositions related to strategy change	(0.1)	(0.1)	-	(0.1)	(0.3)	-	-	-	-
Depreciation and amortization expense	2.8	2.6	2.6	2.5	10.5	2.4	2.4	2.7	7.5
Taxes other than income taxes	1.6	1.8	0.7	1.8	5.9	1.4	0.3	0.6	2.3
Operating income (loss)	15.6	14.9	17.4	(56.5)	(8.6)	(31.9)	52.5	47.7	68.3
Discontinued operations, net of tax	0.1	(2.3)	0.2	0.1	(1.9)	(0.8)	(1.8)	(7.9)	(10.5)
Net income (loss) attributed to common shareholders	$ 10.8	$ 6.0	$ 10.9	$ (33.8)	$ (6.1)	$ (20.1)	$ 30.9	$ 24.2	$ 35.0
Physically settled volumes									
- Retail electric sales volumes in kilowatt-hours	2,952.5	2,997.0	3,504.6	2,962.4	12,416.5	2,918.9	3,082.7	4,010.6	10,012.2
- Wholesale assets and distributed solar electric sales volumes in kilowatt-hours [1]	19.1	26.1	42.5	21.7	109.4	29.1	25.0	26.3	80.4
- Retail natural gas sales volumes in billion cubic feet	48.5	23.9	18.3	34.8	125.5	43.8	23.3	22.3	89.4
Nonregulated Segment - Holding Company and Other									
Net income (loss) attributed to common shareholders	$ (1.8)	$ (8.3)	$ (5.7)	$ (2.3)	$ (18.1)	$ 2.8	$ (4.9)	$ (5.1)	$ (7.2)

Notes:

[1] The volumes related to the remaining wholesale electric contracts are not significant.

Integrys Energy Group, Inc.
Supplemental Quarterly Financial Highlights
(millions, except heating and cooling degree days information and Integrys Energy Services' sales volumes)

	2011					2012			
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	3rd Qtr	Year-to-Date
Other information:									
Heating and Cooling Degree Days - WPS									
Heating Degree Days - Actual	3,892	1,084	246	2,302	7,524	2,864	748	252	3,864
period-over-period change	*13.0%*	*45.7%*	*8.4%*	*-13.6%*	*6.3%*	*-26.4%*	*-31.0%*	*2.4%*	*-26.0%*
compared with normal	*6.3%*	*10.8%*	*10.8%*	*-13.3%*	*0.1%*	*-22.7%*	*-24.7%*	*14.5%*	*-21.4%*
Heating Degree Days - Normal	3,660	978	222	2,654	7,514	3,705	994	220	4,919
Cooling Degree Days - Actual	-	102	494	7	603	11	264	514	789
period-over-period change	*N/M*[1]	*-26.1%*	*3.3%*	*N/M*[1]	*-2.1%*	*N/M*[1]	*158.8%*	*4.0%*	*32.4%*
compared with normal	*N/M*[1]	*-26.1%*	*46.6%*	*40.0%*	*25.6%*	*N/M*[1]	*107.9%*	*49.9%*	*67.9%*
Cooling Degree Days - Normal	-	138	337	5	480	-	127	343	470
Heating and Cooling Degree Days - UPPCO									
Heating Degree Days - Actual	4,108	1,487	346	2,735	8,676	3,282	1,182	434	4,898
period-over-period change	*14.4%*	*34.0%*	*-19.5%*	*-4.7%*	*8.4%*	*-20.1%*	*-20.5%*	*25.4%*	*-17.6%*
compared with normal	*3.3%*	*6.8%*	*-16.6%*	*-6.1%*	*-0.2%*	*-18.5%*	*-16.4%*	*5.3%*	*-16.3%*
Heating Degree Days - Normal	3,977	1,392	415	2,913	8,697	4,029	1,414	412	5,855
Cooling Degree Days - Actual	-	31	270	4	305	-	99	236	335
period-over-period change	*N/M*[1]	*-45.6%*	*10.7%*	*N/M*[1]	*1.3%*	*N/M*[1]	*219.4%*	*-12.6%*	*11.3%*
compared with normal	*N/M*[1]	*-40.4%*	*66.7%*	*300.0%*	*41.9%*	*N/M*[1]	*94.1%*	*42.2%*	*54.4%*
Cooling Degree Days - Normal	-	52	162	1	215	-	51	166	217
Heating Degree Days - MGU									
Heating Degree Days - Actual	3,316	791	161	1,916	6,184	2,472	659	178	3,309
period-over-period change	*9.1%*	*54.2%*	*34.2%*	*-14.4%*	*4.6%*	*-25.5%*	*-16.7%*	*10.6%*	*-22.5%*
compared with normal	*5.2%*	*0.0%*	*12.6%*	*-14.4%*	*-2.2%*	*-20.8%*	*-16.1%*	*35.9%*	*-18.1%*
Heating Degree Days - Normal	3,151	791	143	2,238	6,323	3,122	785	131	4,038
Heating Degree Days - MERC									
Heating Degree Days - Actual (northern service territory)	4,660	1,308	394	2,948	9,310	3,608	1,086	427	5,121
period-over-period change	*11.4%*	*24.9%*	*-13.4%*	*-10.7%*	*3.6%*	*-22.6%*	*-17.0%*	*8.4%*	*-19.5%*
compared with normal	*5.1%*	*3.6%*	*-7.7%*	*-12.8%*	*-2.0%*	*-19.6%*	*-15.4%*	*0.5%*	*-17.4%*
Heating Degree Days - Normal (northern service territory)	4,433	1,262	427	3,382	9,504	4,490	1,283	425	6,198
Heating Degree Days - Actual (southern service territory)	3,920	869	204	2,306	7,299	2,851	596	175	3,622
period-over-period change	*6.5%*	*48.3%*	*11.5%*	*-15.8%*	*1.5%*	*-27.3%*	*-31.4%*	*-14.2%*	*-27.5%*
compared with normal	*6.1%*	*3.5%*	*-1.0%*	*-16.1%*	*-2.5%*	*-23.8%*	*-29.7%*	*-13.4%*	*-24.4%*
Heating Degree Days - Normal (southern service territory)	3,694	840	206	2,747	7,487	3,742	848	202	4,792
Heating Degree Days - PGL and NSG									
Heating Degree Days - Actual	3,340	853	153	1,838	6,184	2,379	530	111	3,020
period-over-period change	*6.9%*	*61.9%*	*115.5%*	*-19.7%*	*2.9%*	*-28.8%*	*-37.9%*	*-27.5%*	*-30.5%*
compared with normal	*7.8%*	*21.3%*	*82.1%*	*-16.7%*	*1.5%*	*-24.3%*	*-26.7%*	*27.6%*	*-23.6%*
Heating Degree Days - Normal	3,099	703	84	2,207	6,093	3,144	723	87	3,954
Capital Expenditures									
Regulated utility expenditures	47.3	58.0	80.4	97.7	283.4	109.7	111.3	171.1	392.1
Integrys Energy Services	1.2	3.3	5.8	6.5	16.8	8.2	7.5	11.3	27.0
Other	2.7	2.0	2.5	2.8	10.0	5.1	7.4	6.2	18.7
Total Capital Expenditures	$51.2	$63.3	$88.7	$107.0	$310.2	$123.0	$126.2	$188.6	$437.8

Nonregulated Segment - Integrys Energy Services	Forward Contracted Volumes at 09/30/11					Forward Contracted Volumes at 09/30/12		
	10/01/11 - 09/30/12	10/01/12 - 09/30/13	Post 09/30/13			10/01/12 - 09/30/13	10/01/13 - 09/30/14	Post 09/30/14
Retail natural gas sales volumes - billion cubic feet	75.1	16.0	5.5			86.1	23.1	7.0
Retail electric sales volumes - million kilowatt-hours	8,714	4,028	1,696			11,072	4,937	2,186
	10/01/11 - 12/31/11	1/01/12 - 12/31/12	Post 01/01/13			10/01/12 - 12/31/12	1/01/13 - 12/31/13	Post 01/01/14
Retail natural gas sales volumes - billion cubic feet	26.4	55.4	14.8			30.8	64.2	21.2
Retail electric sales volumes - million kilowatt-hours	2,789	7,388	4,261			3,149	9,775	5,271

Nonregulated Segment - Integrys Energy Services	Wholesale Counterparty Credit Exposure at 09/30/11					Wholesale Counterparty Credit Exposure at 09/30/12		
		Exposure					Exposure	
Counterparty Rating	Total	< 1 Year	1 - 3 Years	> 3 Years		Total	< 1 Year	1 - 3 Years	> 3 Years
Investment grade - regulated utilities	$8.8	$6.4	$2.4	$ -		$4.9	$4.9	$ -	$ -
Investment grade - other	13.4	12.4	1.0	-		1.6	0.5	1.1	-
Non-investment grade - regulated utilities	-	-	-	-		-	-	-	-
Non-investment grade - other	3.3	3.0	0.4	(0.1)		1.3	0.8	0.1	0.4
Non-rated - regulated utilities	1.4	1.3	0.1	-		0.1	0.1	-	-
Non-rated - other	0.4	0.4	-	-		0.2	0.1	0.1	
Total Exposure	$27.3	$23.5	$3.9	($0.1)		$8.1	$6.4	$1.3	$0.4

The investment and non-investment grade categories are determined by publicly available credit ratings of the counterparty or the rating of any guarantor, whichever is higher. Investment grade counterparties are those with a senior unsecured Moody's rating of Baa3 or above or a Standard & Poor's rating of BBB- or above. Exposure before collateral considers netting of accounts receivable and accounts payable where netting agreements are in place as well as net mark to market exposure. Credit collateral includes cash and letters of credit from the counterparties. Net exposure does not include those counterparties to which Integrys Energy Services Inc. has exposure.

Notes:
[1] Not meaningful